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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                          UNDER SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        Cereus Technology Partners, Inc.
                           (Formerly AIM Group, Inc.)
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

           Delaware                                        13-3773537
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(State or other jurisdiction of                 (I.R.S. Employer Identification
 incorporation or organization)                   No.)

        1000 Abernathy Road
        (Suite 1000)
        Atlanta, GA                                          30328
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(Address of principal executive                            (Zip Code)
  offices)

Issuer's telephone number:  (770) 668-0900
                            --------------

Securities to be registered pursuant to Section 12(b) of the Act:

                             None

Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.01 per share
                     --------------------------------------
                                (Title of Class)
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                                     PART I

ITEM 1.  BUSINESS.

                                   BACKGROUND

        Cereus Technology Partners, Inc. (the "Company" or "Cereus"), which was named AIM Group, Inc. prior to December 1, 1999, has been engaged since July 1999 in providing business software application services in the Internet segment of the information technology ("IT") industry. The Company has initially focused on the acquisition of three organizations that provide services that are designed to allow small to medium-sized companies with annual sales in the $50 million to $500 million range to outsource much of their business software needs and IT requirements via Internet connectivity.

        On July 30, 1999, the Company acquired The Reddy Group, Inc. and its wholly-owned subsidiary, Cereus Bandwidth LLC (collectively, "Cereus Bandwidth"), an Atlanta-based Internet Service Provider ("ISP") which has developed and currently markets a variety of Internet, Intranet and e-commerce services. The Company also has acquired two software sales and services companies. On July 30, 1999, the Company acquired Enterprise Solutions Group, Inc. ("ESG"), a West Palm Beach based business software applications consulting firm, and on November 15, 1999, the Company acquired Client Server Solutions, Inc. ("CSS"), an Atlanta based business software sales and services company. ESG and CSS are focused on enterprise resource planning ("ERP") applications that consist of integrated financial, administrative, payroll and human resource, manufacturing, distribution, point-of-sale and inventory management software. Those applications are supported by software that includes management information systems ("MIS") and data base management of sales and marketing information.

        The Company plans to focus its near-term efforts on the integration of Cereus Bandwidth, ESG and CSS and the expansion of the Company's development and marketing of IT solutions to small and medium sized companies, with particular emphasis on ERP software, application service provisioning ("ASP"), IT strategy, Internet application and development services, business-to-business e-commerce and training. The Company also plans in the future to acquire other businesses engaged in activities related to Internet-related business software solutions.

        The Company has been engaged since its incorporation in 1994 in the development of specialized minerals and the operation of specialty materials projects. The Company operates a surface modification facility in Arkansas for industrial minerals used as fillers and is endeavoring to develop a cement additive application for a silica/kaolinite rock mined on property leased

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by the Company in Arizona. The Company was incorporated under Delaware law on
March 24, 1994 for the purpose of acquiring, through a merger consummated on March 31, 1995, all of the outstanding shares of capital stock of (i) HeatShield Technologies, Inc. ("HTI"), a corporation formed in May 1991 for research and development to exploit industrial minerals applications and markets, and its wholly-owned subsidiaries United Minerals Corporation (Arkansas) ("UMC-Arkansas"), which was formed in March 1993 to construct a surface modification plant in Malvern, Arkansas that commenced operations in April 1994, and United Minerals Corporation (Arizona) ("UMC-Arizona"), which was formed in March 1992 to engage in the surface mining and processing of Klannerite(R) at the Viva Luz Mine in Mojave County, northern Arizona; and (ii) Advanced Industrial Minerals, Inc. ("AIM"), a corporation formed in July 1981 that owned the mineral rights to the Viva Luz Mine. Although the Company continues to be engaged in the industrial minerals and specialty materials business and the operation of its industrial filler surface modification plan, the Company plans to sell such business during the year ended December 31, 2000 and to become solely engaged in the development and marketing of ASP solutions and other IT services.

                INTERNET AND BUSINESS SOLUTIONS SOFTWARE BUSINESS

        As stated above, the Company has since July 1999 been engaged in, and plans in the future to become solely engaged in, the development and marketing of ASP solutions and other IT business application software and consulting services to small and medium-sized companies with $50 million to $500 million in annual sales via Internet connectivity. The businesses of Cereus Bandwidth and ESG, which the Company acquired on July 30, 1999, and the business of CSS, which the Company acquired on November 15, 1999 are described below.

CEREUS BANDWIDTH

        Cereus Bandwidth, which is based in Atlanta, Georgia and commenced operations in 1996, has been primarily engaged in providing ISP and related Internet consulting services to small and medium-sized businesses. Cereus Bandwidth also has marketed its Internet access services to the "small building," combined office and hotel and conference room markets. Prior to the Company's acquisition of Cereus Bandwidth on July 30, 1999, Cereus Bandwidth's revenues and number of customers amounted to approximately $44,000 with approximately 250 customers in 1997, approximately $337,000 with approximately 500 customers in 1998, and approximately $290,000 with approximately 300 customers in the six months ended June 30, 1999. Cereus Bandwidth's net earnings
(loss) amounted to approximately $(1,500) in 1996, $(11,000) in 1997, $33,600 in
1998, and $1,600 in the six months ended June 30, 1999. During 1998, approximately 60% of Cereus

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Bandwidth's revenues were attributable to the sale of its ISP services, and the balance was attributable to the sales of other Internet-related consulting services. ISP revenues are primarily derived from monthly subscription fees charged to customers for services rendered. As of September 30, 1999, Cereus Bandwidth had a total of 200 subscribers to its ISP and Internet-related services. During 1998, no customer accounted for as much as 20% of Cereus Bandwidth's revenues. Agreements entered into by Cereus Bandwidth with its subscribers are terminable by the subscriber.

        Cereus Bandwidth has been an international consulting company focusing on business process integration, database development, network design and implementation as well as secure Internet integration. While many organizations focus on the highly visible components of the Internet, Cereus Bandwidth has built its expertise on 'back-engine' applications. Today many small to medium-sized business enterprises are struggling with the proper use and application of the Internet and its many facets. Cereus Bandwidth has a Internet, engineering and project management expertise that enables it to offer critical development and support services to meet specific business needs. The Company plans to further expand Cereus Bandwidth's capabilities to provide access to packaged software services and products that will be offered by the Company. Cereus Bandwidth has the ability to provide managed application services that include high speed redundant Internet based access that allows small to medium-sized businesses to focus on their core competency. Cereus Bandwidth provides such businesses financial and human resource management expertise with the continuing emergence of business utilization of the Internet and its specific functional and targeting capabilities.

        Cereus Bandwidth's target market has been small to medium-sized organizations. Typical users of Internet services from Cereus will reflect a broad range of Internet experience. There are those organizations who now find it necessary to use the Internet for the first time and others that have begun Internet activities, but have found them to be too technically demanding. A growing market of clients are those that have developed their Internet success to the point their current provider does not have the expertise and business background to counsel them on making a significant jump to a much broader application.

        Cereus Bandwidth provides the opportunity to house client web sites on Cereus Bandwidth's Web servers ("Web Hosting") and targets the web development community with this and other high-end Web services. The ability to provide audio, video, database, chat, E-Commerce and other Web services would be a function of the web server. These server programs tend to be very expensive for many individual Web developers or clients to afford and manage. Service and maintenance for this service is based on a seven days a week, twenty-four hours a day basis.

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        Cereus Bandwidth presently provides dedicated access in the traditional method of distributing Internet access. It consists of providing a single leased line to a single client. Although this market has become competitive, management believes there still remains significant potential when targeting certain markets. Typically the small to medium- sized businesses do not receive the marketing attention of the larger multi-national corporations.

ESG

        ESG, which is based in West Palm Beach, Florida, was formed in February 1996 and is primarily engaged in the marketing and sale of accounting and human resource software products (accounting for approximately 52% of ESG's revenues in 1998), as well as the providing of consulting services relating to the application of those products (accounting for approximately 48% of ESG's revenues in 1998), to small and medium-sized businesses in the southeastern U.S. and Caribbean markets. Prior to the Company's acquisition of ESG on July 30, 1999, ESG's revenues and number of customers amounted to approximately $247,000 and four customers in 1996, $603,000 and 12 customers in 1997, $1,305,000 and 30 customers in 1998, and $1,033,000 and 18 customers in the six months ended June 30, 1999. ESG's net earnings amounted to approximately $20,000 in 1996, $55,000 in 1997, $125,000 in 1998 and $255,000 in the six months ended June 30, 1999.
During 1998, no single customer accounted for as much as 10% of total revenues. ESG's revenues are primarily derived from commissions paid by the publishers of the software products it markets, as well as fees paid by its customers for its consulting services. Of ESG's 1998 revenues, approximately 92% was attributable to customers located in the southeastern U.S. and the balance of approximately 8% was attributable to customers located in the Caribbean. ESG is dependent upon its agreements with four software publishers whose products it sells, and such agreements are terminable by such software publishers upon 30 days prior notice. No single software publisher accounted for as much as 10% of ESG's sales during 1998.

        ESG is a certified "value added reseller" (VAR) with a number of prominent software houses, and has experienced a gradual and consistent growth in providing accounting software solutions with consulting implementation services. Its clients include health care, manufacturing, service, international and charitable organizations.

        ESG has been primarily engaged in the offering of accounting and human resource software solutions to small and medium sized companies. Previously, custom programming generally went hand and hand with mainframe computers that most businesses could not afford, or would install on a limited scaled down mainframe version. This business decision often produced a very weak accounting system that was a poor substitute for a financial management system. Programming was most likely outsourced. Many

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applications were poorly written inviting enhancements that were another costly add-on in this environment. The high powered, on-line PC and related modular software has become an acceptable substitute for customized mainframe computing. In many cases, it is as powerful as the mainframe, but provides greater flexibility. Its time sharing aspect can be facilitated through networking servers that gave rise to multiple hardware and software applications that are natural for accounting systems. Report writers are now available for management purposes to managers who can now operate a PC from their offices, and inquire as to all facets of the business they are managing.

CSS

        CSS, which was formed in 1996 and has offices in Atlanta, Georgia and Miami and Tampa, Florida, has been engaged in the providing of computer consulting services to small and medium sized businesses in the eastern U.S. and to a much lesser extent in certain foreign markets. It (i) develops customized financial, administrative, payroll and human resources, manufacturing, distribution, point-of-sale and inventory management software and provides related data base management and other computer consulting services; and (ii) resells as a VAR packaged accounting and project management software products. Prior to the Company's acquisition of CSS on November 15, 1999, CSS' sales and number of customers amounted to approximately $1,174,000 and 15 customers in 1996, $3,126,000 and 30 customers in 1997, $4,921,000 and 45 customers in 1998, and $3,216,000 and 50 customers in the nine months ended September 30, 1999. Net earnings (loss) amounted to approximately $328,000 in 1996, $492,000 in 1997, $575,000 in 1998 and $(644,000) in the nine months ended September 30, 1999.

        CSS' revenues has been derived primarily from (i) agreements entered into with customers that purchase its computer consulting services (accounting for approximately 84% of revenues in 1998) and (ii) mark-ups earned in connection with its VAR activities (accounting for approximately 16% of revenues in 1998). No single customer accounted for as much as 20% of CSS' revenues in 1998. Of CSS' revenues in 1998, approximately 85% was attributable to sales in the U.S. and approximately 15% were attributable to foreign countries including Germany, Canada and Australia. CSS' most significant sources of packaged software products in 1998 were Epicor Software Corporation (formerly Platinum Software Corporation) and Microsoft Corporation, which accounted for 90% and 10%, respectively, of CSS' VAR revenues in 1998. The Company is dependent upon its agreements with approximately five sources of packaged software products, which agreements may be terminated by such sources upon 30 days prior notice.

        CSS specializes in the resale of Epicor (formerly Platinum) financial management software products, development services and leading edge electronic commerce. CSS provides clients with

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options for software implementation, consulting and development services including system selection and screening, application development, project management and professional services, business analysis and development of system requirements, and Web based application development. Included in CSS' staffing are specialists recruited as consultants with the knowledge base to solve growing business requirements.

        CSS has established expertise in ERP software implementations with such application partners as Epicor's Platinum SQL Accounting, Advanced Distribution and Manufacturing systems, Proamics' Project Tracking and other integrated partners.

        CSS emphasizes the furnishing of consulting services to and servicing of small to medium sized organizations as well as reselling packaged accounting and project management software solutions. CSS is currently represented with offices and home-based consultants in major cities across the nation including Atlanta, Dallas, Hartford, Raleigh, Fort Lauderdale, Tampa and Miami. While the primary focus of CSS will be in the eastern United States, specialty software applications such as food distribution management software applications are planned to be national in scope.

        CSS has developed a comprehensive aggregation of financial, project management and business application software to support business operations in multiple industries. The market segment primarily targeted by CSS represents companies with sales in the range of $50 million to $500 million. Products and services offered by CSS include ERP solutions, development services, secure business applications, customized business applications and E-Commerce software.

        ERP Solutions. The implementation of an ERP system involves a complex agenda, from selection and system design, to installation, maintenance and upgrade. The scope of ERP implementation encompasses the client's entire work cycle, from prospect and customer management through order fulfillment and delivery. CSS specializes in financial management, distribution production, quality control, asset management, human resources management, sales force and marketing automation, and E-Commerce. Through VAR relationships with Epicor Software Corporation (formerly Platinum Software Corporation), Clientele, Proamics Corporation, and InterWorld, CSS provides a full range of ERP solutions. Using Business Process Re-engineering ("BPR"), CSS analyzes a company's current business operations. Applying best practices available, along with industry expertise, enhancements are defined that are intended to strategically position the customer to implement these ERP systems.

        Development Services. CSS offers development services ranging from early stage project management to detailed customized implementation. CSS's developers customize

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applications to fit current and future needs. A comprehensive picture is built describing the client's business processes. This system guides the developers to construct and maintain efficient, productive and user friendly solutions.

        Secure Business Applications. CSS uses browser independent technology to implement secure business applications for corporate Intranets and Internet commerce. Using server-side application development technologies, CSS offers high performance web based database applications, while maintaining all of the benefits of the client server architecture.

        Customized Business Applications. CSS' goal is to design customized business applications to satisfy its clients' changing demands. CSS provides customized implementation E-Commerce solutions, custom programming, product interfaces and workflow management through Intranet services or Intranet development.

        E-Commerce Software. E-commerce is the process of two or more companies making business transactions via computer and some type of network. This includes business-to-business, business-to-consumers, business-to-government and the digitalization of the financial industry. Despite the broad scope that defines E-Commerce, on-line retailing is the focus of this process. This form of E-Commerce utilizes the Web as a tool to sell goods, services and information to consumers. CSS, in conjunction with Cereus Bandwidth, offers the implementation and customization of the software to meet the changing demands of companies across a broad spectrum of industries worldwide. CSS and Cereus Bandwidth, in collaboration with InterWorld Corporation, a leading provider of enterprise-class Internet commerce software, provide Internet commerce solutions to their customers. Utilizing E-Commerce, a company will connect to a vast network of small businesses, government agencies, large corporations and independent contractors with the ability to communicate seamlessly across any computer platform, internally integrating a company's functions with electronic ordering that transmits information automatically not only to production, but also to billing, shipping inventory systems and then storing this essential data for instantaneous retrieval and electronic transmission.

        CSS' services and expertise in the product installation area include product interfaces to Legacy Systems and project management and professional services. CSS' services in the area include assistance in software evaluation and requests for proposal, end user, management/outsourcing information technology departments, network & database administration, data conversions, custom programming, custom development in visual basic and Web based application development.

CONSOLIDATION OF ACQUIRED COMPANIES AND BUSINESS STRATEGY

        The Company's business strategy is to provide IT solutions

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to small and medium-sized companies with annual sales in the $50 million to $500 million range, serving as a single-source, Web application service provider with expertise in ERP software development, ASP, IT strategy, Internet application and development services, business-to-business e-commerce and training.

        The Company currently is focusing its efforts in its IT solutions business on the integration of its recently acquired companies. The Company's near term goals are to (i) ensure that all services and programs of the three acquired companies continue on a scheduled course so that the newly organized AIM organization meets its contractual obligations and secures its current customer base and (ii) integrate the three technology organizations in order to ensure maximum productivity and utilization. This strategy is designed to pull together all business application software, Internet related activities as well as marketing and sales personnel to capitalize on the market strengths of each individual organization.

        The Company intends to focus its marketing and sales resources on the consolidation and expansion of its market presence in the southeastern United States, with specific emphasis on Alabama, Georgia, Florida and North Carolina. Once the southeastern U.S. is considered a maximized serviced market, expansion into other geographic markets will be the focus, such as the mid-Atlantic and northeastern business metropolitan areas. In addition to geographic focus, the Company intends to further develop vertical market expertise in retail, food distribution and healthcare. The Company is one of the leading ASPs in the southeastern United States, with clients that include Airtran Airways, Citrix Systems, DHL, GE Capital, Home Shopping Network, Intermedia Communications, Paxson Communications, Rolex and Trane Corporation.

        The Company believes it is well positioned to participate in the expanding business of providing ASP services, which make it possible for clients to access and use leading software packages without all of the costs of owning and managing the IT infrastructure that would otherwise be required. American business is undergoing a major change in how corporate software is purchased and used. Customers now desire the latest software applications to gain a competitive edge, but do not have the technical and financial resources to support such complex expansion. Many companies, particularly in the mid-market range, seek service organizations that will provide a transition path, both economically and structurally, to achieve these goals. These customers now find the ASP business solutions very acceptable due to three converging facts: (i) the mass adoption of the Internet as a viable and secure information transmission medium, (ii) increased server processing power and (iii) easier access to complex application server software. Today, high quality software is available via real-time access from centrally hosted data centers where rentable software is accessed over

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high-speed networks for the Internet. As opposed to the old practice in which corporate software was purchased and managed internally, the new ASP environment permits the outsourcing via the Internet of corporate software that is leased. The Company believes that customers using ASP services may experience increased efficiencies as well as significant cost savings due to the reduction of internal IT staffing, computer hardware capital expenditure and network connections as well as the ability to lease only those modules that are applicable to the customer's business operations.

        The Company emphasizes customer training in connection with its marketing of IT Services. The Company's current customer training curriculum, which focuses primarily on business software applications, also educates clientele on the opportunities available utilizing Internet-related technology as well as new Internet applications available to support their software and general business practices.

        The Company has introduced an application service provider program consisting of a wide range of business applications software and Internet solutions. Under the program, companies will be able to lease both business software applications as well as Internet capabilities. The Company's plan is to create a total solution which allows customers to rent or lease application services.

        The Company currently operates a National Data Center ("NDC") located in Atlanta, Georgia. This facility supports the ongoing services for its business applications and Internet business units. The NDC is operational 7 days a week, 24 hours a day and has the ability to host database structures of all sizes as well as provide redundancy for those organizations seeking secure data backup. The Company has high-speed communications capabilities in place for its customers.

        In order for the Company to be able to furnish a broad range of services and products to its customers, it has initiated new alliance partnerships with major business application software publishers. Lawson Software recently selected the Company to represent its product lines in the southeast as well as selected U.S. cities. Acuity Financial Software, a business application software of the Sage Group, provides to the Company an additional enhancement of financial and project management software that addresses specific needs of current and future customers. The Company also has entered into a marketing alliance with Firstware Technologies, Inc., pursuant to which the Company markets that company's web-based relationship management applications and hosting, consulting and integration services.

        In addition to the above business application software alliances, the Company plans to continue to build upon alliance relationships previously established by the companies that the Company recently acquired. Included in this group is IBM

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Corporation ("IBM"), for whom the Company remarkets IBM's full inventory of hardware and software services and by whom Cereus was selected to be an IBM testing partner. The role of Cereus Bandwidth has been to test new IBM products for functional viability and usage by the to-be-targeted end-user group. In addition, Cereus Bandwidth was designated as a Microsoft Solution Provider, a status achieved through a strict process of technical testing and resource staffing. It is the goal of the Company to expand these alliance relationships as well as create new business partnerships to enhance its service and product capabilities.

COMPETITION

        The Internet-related and IT services market is very competitive and the number of competitors is rapidly increasing. The substantial growth and potential market size of the Internet market have attracted many start-ups as well as extensions of existing businesses from different industries. In the market for Internet-enabled application software and network solutions, the Company competes on the basis of performance, price, software functionality and overall network design. Potential competitors include certain of the "big five" accounting firms and previously affiliated consulting firms, systems consulting and implementation firms, service groups of computer equipment companies, facilities management companies, general management consulting firms and programming companies.

        The Company believes that the breadth of its services and capabilities and focus on small to medium-sized business customers results in its possessing a favorable competitive position. For example, the Company is able to perform the complete set of services required for enabling e-business, which includes strategic management and IT consulting, enterprise applications, enterprise and network integration, application hosting and custom business solutions.

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              INDUSTRIAL MINERALS AND SPECIALTY MATERIALS BUSINESS

                   SURFACE MODIFICATION OF INDUSTRIAL FILLERS

GENERAL

        The Company's surface modification plant, which commenced operations in April 1994, is in Malvern, Arkansas. The plant processes mineral fillers used by the plastics and elastomer industries. The process is surface modification with silane, resulting in improved mechanical, electrical and physical properties of the end products. Typical fillers treated include clay, mica, alumina trihydrate, wollastonite, magnesium hydroxide and microspheres. The plant's surface modification treatments are marketed under the Uni-Kote(R) label.

        The Company serves the filler surface modification needs of a customer either by (i) acquiring the appropriate industrial filler itself, modifying the surface of the filler as called for and then delivering the resulting finished product to the customer; or (ii) acting as a "toll" processor, in which case the customer delivers the industrial filler to be surface modified to the Company. Delivering or "tolling" industrial fillers for surface modification is an attractive alternative for many companies, as the technology is complicated and requires the use of chemicals that involve environmental and health risks. In addition, many users need small quantities of surface modified fillers that do not warrant the construction and operation of a facility for that purpose.

        The gross profit margin for the Company's toll processor surface modification business is approximately 80%, as compared to approximately 25% for the finished product surface modification business. The toll processor business is more profitable because there is a lower cost of sales due to (i) no cost of minerals, (ii) the silane is purchased by the customer in many cases and (iii) there is no cost of packaging in many cases. The percentage of the Company's total sales represented by toll processor operations (as opposed to finished product sales) amounted to 2% in 1997, 4% in 1998 and 2% in the nine months ended September 30, 1999.

        Composites containing surface modified fillers are used in the electronics, transportation, construction materials and appliance industries. Surface modified fillers can decrease the amount of resin used in a composite, providing cost savings, improved performance and enhanced safety for the end user.

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PLANT CAPACITY

        The Malvern surface modification facility has an estimated capacity of treating approximately 7,200 tons of customer filler per year on a two-shift, five day per week basis. During 1997, 1998 and the first nine months of 1999, the Company operated on a one-shift per day basis and treated approximately 1,900, 1,600 tons and 1,400, respectively, of customer fillers. The Company attributes the decline to the reduction in orders by a major customer. The plant currently has two mixing and packaging lines.

CUSTOMERS

        Approximately 87% of the Company's sales of surface modified fillers in 1998 and the first nine months of 1999 were surface modified alumina trihydrate. Other minerals modified by the Company include magnesium hydroxide, microspheres, talc and nepheline syenite. During 1996, 1997, 1998 and the first nine months of 1999, a subsidiary of Laport P.L.C. ("Laport"), a British plastics compounder and the Company's major customer, accounted for approximately 83%, 67%, 61% and 60%, respectively, of the Company's sales revenues. The loss of that customer, to whom the Company sells finished products and does not act as a toll processor, would have a materially adverse effect on the Company. The Company has no long-term contractual arrangement with that customer and no assurance can be given as to the amount of future sales that may be made by the Company to that customer.

        Pursuant to a contract dated March 25, 1997, and amended on September 13, 1997, with a subsidiary of Martin Marietta Materials, Inc. ("Martin Marietta"), the Company serves as the northern United States distributor of magnesium hydroxide produced by Martin Marietta. The Company serves as Martin Marietta's exclusive U.S. agent to surface treat the flame retardant and smoke suppression products with silane at the Company's surface modification facility.

MARKETING AND DISTRIBUTION

        The Company sells its surface modified fillers through sales representatives and Company employees. The Company advertises occasionally in trade journals and magazines. In addition, the Company will from time to time exhibit its products at industry conferences and trade shows. The Company is dependent upon its customers' inclusion of the Company's products in the customers' typical plastics and rubber formulations in order to obtain sales. Due to its limited financial resources, the Company has not been able to increase its research and development spending to facilitate customer use of its products. To date, the Company has provided over 1,000 samples of its products to over 200 companies. Management believes that due to the long sales cycle which sometimes can extend over 3-4 years, many of its earlier

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efforts to obtain sales are still pending.

RAW MATERIALS

        Minerals purchased and used by the Company as industrial fillers in its surface modification business include alumina trihydrate and magnesium hydroxide, which are excellent flame retardants; wollastonite, which is used in electrical reinforcement, car bumpers and automobile assemblies; nepheline syenite, which is a strengthening agent for plastic; microspheres or glass bubbles, which are used for light weight high performance applications in aerospace; and clay and mica, which are used for filler applications in plastics and rubbers.

        Of the over 300 primary kinds of silanes that exist, the Company purchases and uses approximately 20 of them as coupling agents that are added to the filler in the surface modification process. The Company purchases the silanes used by it in its surface modification operations from several sources and believes that readily available alternative sources are available.

COMPETITION

        The Company's surface modification products are sold in highly competitive markets which are influenced by price, profit performance, customer location, service and general economic conditions. The Company competes with other mineral suppliers and toll processors in the filler surface modification industry. Many of such companies are substantially larger and more diversified that the Company. The Company estimates that during 1998, a total of approximately 100,000 tons of surface modified magnesium hydroxide, alumnia trihydrate, wollastonite, calcined kaolin, silica, mica, feldspar, talc, calcium carbonate and microspheres were produced in the United States. Of that amount, the Company estimates that its shipments of approximately 1,600 tons of such surface modified minerals constituted approximately 2% of the U.S. production. The Company's products tend to apply to the higher value end of the potential market. As such, the volumes tend to decrease as opposed to the commodity type treated minerals such as silica, talc and calcium carbonates.

        The Company's relatively small size constitutes a competitive advantage in certain respects. Many of the Company's competing producers of surface modified fillers are large and vertically integrated and generally do not engage in the production of small amounts of surface modified fillers that are custom tailored to the customer's needs. The processing of such small orders serves as a potentially significant source of the Company's toll processing business. Furthermore, manufacturers of proprietary high performance composites often prefer not to have a potential competitor surface modifying its materials.

        The silane surface modified fillers produced by the Company are used in the low volume, high performance end of the plastic reinforced composite business, as opposed to the lower value, low performance end of the business.

BUSINESS STRATEGY AND OPPORTUNITIES

        The Company's goals in the filler surface modification business are to
(i) diversify its customer base by developing additional market applications such as filled resin systems and further development of surface modification technology of additional filler materials; (ii) expand production by serving such market applications for new customers; and (iii) secure upstream sources of raw materials by consummating supply and distribution agreements with such new customers, such as the agreements entered into during 1997 with Martin Marietta. On March 4, 1999 the Company received approval for certification of Registration to ANSI/ISO/ASQ Q9002-1994 ("ISO-9002 Certification") by American Certification Corporation. This certification is a rating to the industry that United Minerals Corporation - Arkansas, a wholly-owned subsidiary of the Company, conforms with the production of consistent high quality, value-added ISO-9002 silane surface modified fillers and toll processing of custom products. Management believes this ISO-9002 Certification will add customer value and create a potential benefit by increased sales revenues.

        During 1998, the Company was successful in developing a new treated line of clay products for wire and cable plastic compounding applications. Current marketing efforts are underway to further develop this potential new business. The Company has received a written report by an independent laboratory that this new clay product meets or exceeds standards set in the industry by other existing products presently selling in the marketplace.

                    PROCESSING AND MARKETING OF KLANNERITE(R)

        The Viva Luz Mine in Mojave County, northern Arizona. New Mexico & Arizona Land Company ("NMAL"), the owner of the approximately 80 acre track on which the Viva Luz Mine is located, originally leased the property for mining purposes on March 1, 1984, (the "Lease") and the Lease was assigned to HTI and certain affiliates on October 8, 1991 and conveyed to UMC (Arizona) during 1998. The Mining Lease, which expires in March 2004, is subject to a further term in perpetuity provided the property is in operation and is generating minimum royalties. The Lease permits the exploration of the property and removal of the mineral over the remaining term and calls for the payment of a production royalty of 5% of the total consideration obtained for the mineral less transportation costs, subject to a minimum royalty of $5,000 per year.

        The geology of the Viva Luz Mine is that of a zone system of hydrothermally altered rocks. The mine is located directly on a natural fault which acted as the natural plumbing system for hot, corrosive waters which eliminated a majority of impurities, producing the distinctive and unique white rock that is a pure, uniform, porous rock that has the trade name Klannerite(R). In the 1950s, the white sandy mineral was used as roofing granules because of its insulating capabilities.

ORE RESERVES

        The Viva Luz Mine is a cristobalite, quartz and Kaolinite deposit with proven and probable ore reserves. The deposit is classified into three different grades, K1, K2 and K3. Based on the independent ore reserve report of Rio Services, Inc., dated May, 1992, the highest grade of K1 has an estimated mineral deposit of approximately 262,000 short tons (i.e., 2,000 lbs) of proven reserves and 78,000 short tons of probable reserves, for a total of approximately 340,000 short tons of proven and probable reserves, and the two lower grades, K2 and K3, have a total estimated reserve of approximately 1,350,000 short tons of probable reserves.

        The term "ore reserve" for the above purposes means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. "Proven reserves" means reserves for which (i) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and grade and/or quality are computed from the results of detailed sampling, and (ii) the sites for inspections, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of the reserves are well-established. "Probable Reserves" means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

        The mineral deposit outcrops at the surface and most of the overburden has been removed. Thirteen six-inch dry rotary holes were drilled to block out an ore reserve and verify the quality of the rock. Hole depths ranged from 100 to 240 feet, and samples were collected using an air cyclone and splitter, every five feet through the ore zone. Thirteen cross sections were constructed in AutoCad and used to calculate the above proven ore reserves. An estimated 82% of the mineral is recoverable in the mining and beneficiation process. The loss in the recovery process was taken into account in calculating the above ore reserve data.

KLANNERITE(R) DEVELOPMENTAL ACTIVITIES

        During the 1980s and early 1990s, the efforts of several industrial corporations to develop commercially viable uses for Klannerite(R) were not successful. No sales of Klannerite(R) have been made since 1995. In February 1997, the Company's former management announced its intention to write-off a portion of the approximate $4 million carrying value of the Viva Luz Mine lease, which consisted of the property's purchase price of approximately $3.9 million and pre-paid royalties. The announcement stated that management had anticipated that Klannerite(R) would have greater potential commercial applications as an industrial mineral filler in the paint-coatings and plastics compounding industries and as an energy saving coating, but that the Company had experienced disappointing results in its testing of those applications. The announcement further stated that the Company had limited financial resources to pursue the research and development of commercial applications of the mineral. Following the change in the members of the Board of Directors and appointment of current management of the Company in March 1997, the Company announced in April 1997 that the previously proposed write-off was premature and would not be implemented and that efforts would be made to identify viable commercial applications for the mineral.

        During 1997, several independent tests performed in accordance with American Society for Testing and Materials Standards ("ASTM") concluded that calcined Klannerite(R) serves as an excellent pozzolan, which is an additive for Portland cement. Pozzolans serve to improve the performance of concrete by eliminating undesirable alkali ractions with aggregate and decreasing permeability. Pozzolans may also lower the cost of the product and, because they partially substitute cement which releases great quantities of CO2 during manufacture, pozzolan use decreases global warming. For this environmental reason, the State of Pennsylvania mandates pozzolan use in all concrete road construction. The Company has concluded, based on various independent tests and a preliminary feasibility study, that Klannerite(R) has a commercially viable application as a white pozzolan in the cement industry and that additional research and development may result in the identification of other commercially viable applications.

        The Company believes that a market exists for a high performance pozzolan, especially in the southwest where aggregates are of poor quality, and for white cement applications everywhere.

        The Company plans to market the property in combination with the construction of a new pozzolan processing facility, which essentially will be a crushing, calcining and grinding operation. The Company estimates that the cost to construct a 50,000 ton/year facility will approximate $4 million and that an additional $1 million will be required to construct roads, extra silos, and office and covered raw storage for environmental purposes. Depending on the specifications, the FOB sales price of pozzolan will be $74 to $104/ton.

MARKETING

        Recently, the State of Arizona, Department of Transportation accepted Klannerite(R) as meeting within their specifications for a type 2 cement application, ASTM C 618 tested and passed. A market study shows that initial sales for this project should be 25,000 tons/year, and grow to 50,000 tons/year in 4 years.

COMPETITION

        The pozzolan market can be divided into three sectors based on price: a) low cost pozzolan, selling for about $35 per ton delivered, and dominated by fly ash and blast furnace slag; b) mid priced pozzolan, selling for about $80 per ton delivered, and dominated by calcined shales and tuffs; and c) high priced pozzolan, selling for about $160 per ton or more, delivered, and dominated by silica fume and calcined kaolin. The higher priced pozzolans have better performance characteristics. Klannerite will compete in the $80 per ton market.

                                    EMPLOYEES

        The following sets forth information regarding the persons employed and consultants retained by the Company in its Internet and Business Solutions Software Business and its Industrial Minerals Specialty Materials Business. None of the Company's employees are covered by collective bargaining agreement. At November 30, 1999, the Company had a total of 91 employees, of whom 74 were full-time employees.

        Internet and Business Solutions Software Business. At November 30, 1999, the Company had a total of 65 full-time employees in its Internet and business solutions software business, including 8 sales and marketing personnel, 25 software consultants representatives, 20 programmers and developers and 12 general, administrative and financial personnel. In addition, as of that date, the Company retained 17 part-time programmers/developers/consultants under contract.

        Industrial Minerals and S pecialty Materials Business. At November 30, 1999, the Company employed 10 full-time employees in its industrial minerals and specialty materials business, of whom one is employed in Coral Springs, Florida and 9 are employed at the Company's Malvern Surface Modification Facility. Activities at the Viva Luz Mine are conducted under contract with a third party.

          FACTORS AFFECTING FUTURE OPERATING RESULTS INVESTOR INTERESTS

        This Form 10-SB contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and other similar expressions or variations of such words are intended to identify these forward-looking statements. Additionally, statements concerning future matters such as the development of new products, services, alliances, technologies and other statements regarding matters that are not historical fact are forward-looking statements. Forward-looking statements involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

        Factors that could cause or contribute to such differences include, but are not limited to: (i) the fact that the Company historically has incurred net losses, had a deficit in retained earnings of approximately $2.2 million and a working capital deficit of approximately $600,000 at September 30, 1999, and may not be able to operate profitably in the future; (ii) the Company's very limited history in the information technology, Internet-related and business solutions software business; (iii) the possible unavailability to the Company of adequate financial resources to fund its operations and planned growth; (iv) the highly competitive and speculative nature of the IT and Internet-related industry and the very rapidly changing technology in both computer hardware and software systems relating to that industry; (v) the fact that the ASP industry is in its infancy and no assurance can be given that the Company's ASP services will achieve market acceptance; (vi) the Company's dependence upon third party suppliers to provide key components for the Company's ASP services as well as its software vendor relationships which are non-exclusive and subject to termination; (vii) the security risks associated with the secure transmission of confidential information in the Company's ISP and ASP activities; (viii) the creditworthiness of the Company's clients; (ix) the Company's dependence upon key personnel and its ability to attract and retain key employees; (x) the risks associated with the Company's planned growth, both internal and through the acquisition of other companies, and the fact that the Company may not be able to effect acquisitions of other companies on favorable terms; (xi) the risks associated with the operations of the Company's industrial minerals and specialty materials business, including its dependence upon economic conditions in its customers' businesses, possible exposure resulting from the presence of free silica in certain products, the highly competitive nature of the industrial filler and specialty materials businesses, impact of government regulation, extraction and processing risks and the possible inadequacy of insurance, the commercial viability of Klannerite, and possible loss of the Company's major industrial filler customer; (xii) the fact that no assurance can be given as to whether or on what terms the Company will be able to sell its industrial minerals and specialty materials business; and (xiii) the risks associated with possible critical system failures that could result from Year 2000 compliance issues.

        Additional factors that could adversely affect the market for the Company's common stock include (i) the limited historical public market for the common stock; (ii) the regulatory burdens imposed upon trading in the Company's common stock currently as a result of its having a market price below $5.00 per share; (iii) the potential dilutive consequences of there being outstanding options, warrants and convertible securities entitling their holders to purchase approximately 980,000 shares of common stock at a price of less than $4.00 per share; and (iv) the Company's intention to not declare any dividends on its common stock in the foreseeable future.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSES OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS.

        The following discussion should be read in conjunction with the financial statements contained in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998 and Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999.

RESULTS OF OPERATIONS

        The following table sets forth for the periods indicated the amount and percentage of net sales of certain items included in the Company's Statement of
Operations:


                                                   Years ended December 31,
                                                   ------------------------
                                                     % of                             % of
                                      1998          Sales             1997            Sales
                                      ----          -----             ----            -----
Net Sales                          $2,085,398        100.0%       $2,316,472          100.0%
Cost of Sales                       1,546,904         74.2         1,795,780           77.5
Gross Profit                          538,494         25.8           520,692           22.5
General and Admin. Expense            503,816         24.2           575.973           24.9
Selling and Mktg. Expense             109,016           5.2          157,781            6.8
Interest Expense                      204,009           9.8          189,872            8.2
Depreciation and Amort.                73,259           3.5           79,829            3.4
                                   ----------                     ----------
Total Expenses                        890,100         42.7         1,003,455           43.3
Net Loss                           $(351,606)        (16.9)       $ (482,763)         (20.8)
                                   ==========                     ===========
Imputed Non-cash PfdStkDiv         $ (67,500)                     $        0
                                   ==========                     ==========
Loss Avail. to Com. Shares         $(419,106)                     $ (482,763)
                                   ==========                     ===========
Loss Per Share                     $   (0.32)                     $    (0.37)
                                   ==========                     ===========

Weighted Avg. Shares Out.           1,325,016                      1,319,414
                                   ==========                     ==========

                                                  Nine Months ended September 30,
                                                  -------------------------------
                                                      % of                              % of
                                      1999            Sales             1998            Sales
                                      ----            -----             ----            -----
Net Sales                          $2,441,816          100.0%       $1,632,686          100.0%
Cost of Sales                       1,753,800           71.8         1,169,433           71.6
Gross Profit                          688,016           28.2           463,253           28.4
General and Admin. Expense            980,005           40.1           388,903           23.8
Selling and Mktg. Expense              30,484            1.2            74,350            4.6
Interest Expense                      133,171            5.5           150,388            9.2
Depreciation and Amort.                93,930            3.8            58,201            3.6
                                   ----------                       ----------
Total Expenses                      1,237,590           50.7           671,842           41.1
Net Loss                           $ (549,574)         (22.5)       $ (162,939)         (10.0)
                                   ===========                      ===========
Imputed Non-cash PfdStkDiv         $        0                       $        0
                                   ==========                       ==========
Loss Avail. to Com. Shares         $ (549,574)                      $ (162,939)
                                   ===========                      ===========
Loss Per Share                     $   (0.305)                      $   (0.123)
                                   ===========                      ===========

Weighted Avg. Shares Out.           1,799,794                        1,323,702
                                   ==========                       ==========

YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

        Sales for 1998 decreased $231,074, or 10%, to $2,085,398 compared to $2,316,472 for 1997. The gross margin in 1998 increased $17,802, or 3.4%, to $538,494 compared to $520,692 for 1997. The sales decreases reflected a slight decline in sales from the Company's largest customer along with continued pricing pressures in the industry. The gross margin improvement is due mainly to cost reductions obtained from major material suppliers.

        The Company's core business products are sold to customers for use as fillers in resin matrices. The majority of sales were of surface modified minerals sold to the plastics compounding industry; approximately 3.6% of 1998 sales were made as a toll processor of customers' materials. A small portion of sales were production size samples for customers' evaluation.

        Selling and administration expenses decreased in 1998 to $612,832, or 29.4% of sales, compared to $733,754, or 31.7% of sales, for 1997. The decrease of $120,922 is due to continuing cost reduction and containment efforts primarily in personnel and head office related expenses.

        Interest charges for 1998 increased to $204,009, or 9.8% of sales, from $189,872, or 8.2% of sales, for the comparable period in 1997. This increase was due to additional financing required for working capital. Depreciation and amortization declined slightly to $73,259 in 1998 from $79,829 for the prior year. The decrease is due to less capital spending and certain assets becoming fully depreciated in 1998.

        The Net loss in 1998 was $351,606, or 16.9% of sales, which represents a loss of $0.32 per share, compared with a net loss of $482,763, or 20.8% of sales, which represented a loss of $ 0.37 per share, based on the weighted average number of shares outstanding during the respective periods. (The $0.32 per share loss takes into consideration an "Imputed Non-Cash Preferred Stock Dividend" of $67,500.) The net loss for 1998 includes approximately $55,000 in non-recurring expenses relating to a proposed acquisition that was not consummated during 1998. Approximately $36,000 of this amount was for legal expenses with the balance, $19,000, for travel and various organizational expenses.

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

        Net sales of the Company for the nine months ended September 30, 1999 amounted to $2,441,816, an increase of $809,130 from the net sales of $1,632,686 for the nine months ended September 30, 1999. A total of $662,000 or 82% of the increase was attributable to the two companies acquired by the Company during the third quarter of 1999. The net sales for these acquisitions during the third quarter was $662,000. The balance of the increase, $147,130, was due to increased sales for the surface treatment of fire retardant materials during the nine months ended September 30, 1999 compared to the comparable period in 1998. Net sales for this product line increased 9% compared to the 1998 period.

        Cost of products sold amounted to $1,753,800 and $1,169,433 for the nine months ended September 30, 1999 and 1998, respectively, resulting in a gross margin of $688,016 or 28% of net sales for the first nine months of 1999 compared to $463,253 or 28% of net sales for the comparable period in 1998. The increase in cost of products sold is primarily attributable to the two acquisitions completed during the third quarter of 1999. Costs of products sold from the acquisitions was $470,063 with a gross margin of $191,937 or 29% of net sales. These amounts account for 80% and 85% of the overall increases in costs of sales and gross margin. The balance of the increases was due to increased sales in the minerals processing division of the Company.

        Selling and administrative expenses for the nine months ended September 30, 1999 were $1,010,489, or 41% of net sales, compared to $417,603, or 26% of net sales, in the nine months ended September 30, 1998. Of the $592,886 increase in the 1999 period approximately $120,000 or 5% of net sales is due to major expenses related to the closing of ESG and Reddy during the third quarter of 1999. In addition, $200,000 of the increase in selling and administrative expenses was attributable to the stock compensation expense recognized in the first quarter of 1999 for the hiring of the Company's Chief Operating Officer. This significant non-cash expense was 8% of net sales. Other acquisition related expenses contributing to this increase include legal, accounting, and shareholder professional services, travel, and corporate office relocation to Atlanta, GA.

        Interest expenses were $133,171, or 5% of net sales, in the nine months ended September 30, 1999 compared to $150,388, or 9% of net sales, for the comparable period in 1998. There were several reasons for the decline including the following: Higher interest costs in the 1998 period due to additional financing required such as an inventory loan and higher interest costs on receivables financing; a decline in convertible notes interest during the second and third quarter of 1999 due to conversion of $450,000 principal amount of debt to common stock which resulted in an approximate interest savings of $16,000; and lastly, the reduction of $100,000 in debt in the third quarter of 1999 for a noteholder who chose to exchange this debt owed for 25,000 shares of common stock in connection with the Company's private placement offering of common stock completed during the third quarter of 1999.

        Depreciation and amortization expenses were $93,930 and $58,201, respectively, for first nine months of 1999 and 1998. The increase of $35,729 was due to the initial recording of goodwill amortization and depreciation from the two acquisitions in the third quarter of 1999. Together this amounted to approximately $47,000. Offsetting this was higher interim depreciation expense occurring during the first nine months of 1998 that was adjusted down during the fourth quarter of 1998.

        Primarily as a result of the above, the Company incurred a net loss of $549,574, or $.305 per share, in the nine months ended September 30, 1999, compared to a net loss of $162,939, or

$.123 per share, in the nine months ended September 30, 1998.

LIQUIDITY AND SOURCES OF CAPITAL

        The Company had a negative cash flow from operations of $218,660 and $342,998, respectively, in the third quarter of 1999 and first nine months of 1999, compared to a negative cash flow from operations of $17,209 and $64,681, respectively, for the comparable periods in 1998. The negative cash flow for the 1999 periods was primarily attributable to the net cash losses incurred and a large increase in accounts receivable balances as a result of the two acquisitions completed during the third quarter of 1999. There was an overall net increase in cash at September 30, 1999 compared to June 30, 1999 of $20,582. This was due mainly to the $2,300,000 of net proceeds raised from the Company's private placement of 624,750 shares of common stock at a price of $4.00 per share. A significant portion of this was used for investing activities such as the two acquisitions ($1,550,000), redemption of preferred stock ($375,000), property and equipment purchases ($54,859), and other investments ($101,992). As of September 30, 1999, the Company had a working capital deficit of $591,055, which was approximately $180,000 less than the working capital deficit at June 30, 1999.

        In order to increase available cash to meet expenses in the short term, the Company continued its factoring arrangement for its minerals subsidiary only, which provides for cash advances against invoices to customers during the period in which such invoices are outstanding. Generally, the cost of factoring, similar to interest rates on short term borrowings, is payable on the amounts outstanding and customer payments are then applied directly to advances. Factoring, while not increasing working capital, does provide liquidity of receivables. It is the intention of management to discontinue the use of factoring as soon as practicable.

        On May 7, 1999, the Company commenced a private offering of a minimum of 600,000 shares and a maximum of 1,500,000 of common stock at a price of $4.00 per share. On July 30, 1999, the Company consummated its sale of the minimum amount of the offering for a total proceeds of $2,400,000, which were primarily used to fund the cash portion of the Company's purchase price for its acquisition of Cereus and ESG on July 30, 1999. From that date through September 15, 1999, the Company sold an additional 24,750 shares of common stock for additional proceeds of $99,000. Giving effect to the placement agent's 8% selling commission and 2% non-accountable expense allowance paid by the Company, the Company received a total net proceeds from the private offering of $2,302,100.

        On July 30, 1999, the Company acquired 100% of the issued and outstanding capital stock of ESG for a total purchase price of $1,950,000, consisting of the payment of $550,000 in cash at closing, the issuance of a promissory note in the amount of

$250,000 which bears interest at 3% per annum and the issuance of 383,333 shares of the Company's common stock based on a $3.00 share price, with 191,666 of those shares being held in escrow for distribution on the following schedule:
50% on July 30, 2000 and 50% on July 30, 2001.

        On July 30, 1999, the Company acquired 100% of the issued and outstanding capital stock of Cereus Bandwidth. The total purchase price was $2,000,000 consisting of the payment of $1,000,000 in cash at closing and the issuance of 333,333 shares of common stock, based on a $3.00 share price, with such shares being held in escrow for distribution on the following schedule: 50% on July 30, 2000 and 50% on July 30, 2001. Cash paid by the Company in connection with the acquisitions of ESG and Cereus Bandwidth was raised in the consummation on July 30, 1999 of the minimum amount of the Company's private offering of common stock discussed above.

        During late October and November 1999, the Company issued a total of $750,000 principal amount of 15% Subordinated Convertible Notes (the "Convertible Notes") that mature one year from date of issuance. The Convertible Notes are convertible into shares of the Company's common stock at a price of $3.75 per share, subject to adjustment. The Convertible Notes automatically convert in the event the Company's common stock trades above $6.25 for any 20 consecutive trading days in the future. Purchasers of the Convertible Notes received warrants (the "Warrants") to purchase a number of shares of common stock equal to either (i) 0.5 times the number of shares into which their Notes are convertible if the Notes are repaid or converted within 30 days of purchase,
(ii) 1.0 times the number of shares into which their Notes are convertible if the Notes are repaid or converted between 30 and 90 days after closing and (iii)
1.5 times the number of shares into which their Notes are convertible if the Notes are repaid or converted subsequent to 90 days after purchase. The Warrants are exercisable over a period of three years following purchase of the Notes at a exercise price of $4.00 per share. The Convertible Notes are secured by 1,100 shares of preferred stock of Netsurfer, Inc. owned by the Company.

        On November 15, 1999 the Company consummated its acquisition of CSS pursuant to a definitive agreement dated May 5, 1999. The purchase price of $5,175,000 consisted of (i) $400,000 in cash, (ii) 983,333 shares of common stock, (iii) promissory notes in the amount of $1,325,000 bearing interest at 8% per annum, $1,149,000 of which are due in six months and $176,000 of which are due in four months, and (iv) promissory notes in the amount of $500,000 bearing interest at 3% per annum and payable 50% in twelve months and the remaining balance in twenty four months. The cash portion of the purchase price was generated by the sale of $750,000 principal amount of the Company's 15% Subordinated Convertible Notes in a private placement.

        Year 2000 Issue

        The Company continued during the third quarter of 1999 monitoring its program to ensure that all significant computer systems are substantially Year 2000 compliant by the year ending December 31, 1999. Specifically, the information technology systems primarily used by the company are deemed to be substantially compliant. For example, the primary computer software applications supporting the accounting and financial reporting systems are vendor supplied and have been certified as Year 2000 compliant by such vendors. In addition, critical automated equipment and machinery used by the Company's minerals processing subsidiary does not have internal date sensitive chips or software that require Year 2000 updates.

        During the current quarter of 1999 efforts have continued in contacting key suppliers and customers regarding each other's plans to handle key Year 2000 issues. The majority of the responses received has been positive and has indicated that most have addressed the issue with a plan and testing. The Company has also been contacted by most of its larger vendors and customers on its readiness for Year 2000.

        The Company will continue to monitor the impact of the Year 2000 issue on its operation and test any software updates or compliance resolutions where appropriate. However, no guarantee can be assumed that some problems caused by the Year 2000 issue will not occur either in interacting with third parties or with the Company's internal systems.

ITEM 3.        DESCRIPTION OF PROPERTY.

        Executive Offices. In September 1999, the Company relocated its executive offices to 6,000 square feet of space leased in an office building located in Atlanta, Georgia at an annual rental of $173,750 under a lease expiring on September 15, 2004.

        Internet and Business Solutions Software Solutions Business. The Company plans to enter into a new lease for 8,000 additional square feet in the above referenced office building in Atlanta, Georgia on January 1, 2000 for an annual rental of $220,800 under a lease expiring December 31, 2004. The Company also leases 3,800 square feet of office space in West Palm Beach, Florida at an annual rental of $72,200 under a lease expiring in April 2004.

        Industrial Minerals and Specialty Materials Business. UMC (Arkansas) owns a 9,050 square foot industrial building in Malvern, Arkansas which contains the Company's surface modification facility. The building includes 1,850 square feet of laboratory and office space and is situated on 3.75 acre site. The Company has a collateral mortgage on the property that had a principal balance of approximately $46,000 at September 30, 1999.

        UMC (Arizona) leases the Viva Luz Mine, which is located on an 80 acre site located in Mojave County, Arizona, pursuant to a lease that expires in March 2004. The lease, which calls for the payment of a production royalty of 5% of the gross consideration obtained for the mineral mined less transportation costs, subject to a minimum royalty payment of $5,000 per year, provides for a further term in perpetuity as long as the property is in operation and is generating minimum royalties.

        In the opinion of management of the Company, its properties are adequately covered by insurance.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
        OWNERS AND MANAGEMENT.

        The following table sets forth certain information, as of November 30, 1999, concerning the beneficial ownership of the Company's Common Stock by each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's outstanding shares of Common Stock, by each of the directors, and by all directors and executive officers of the Company as a group:

                                                      Number of          Percent of Common
                                                      Shares of                Stock
                                                   Common Stock(1)          Outstanding
                                                   ---------------       -----------------
Dr. Audrey L. Braswell(2)......................        368,322                  8.87%
William Boynes Jr..............................        337,145                  8.27%
Michael Griffith...............................        337,145                  8.27%
Ronald Roswell, Jr. ...........................        333,333                  8.18%
Paul R. Arena(3)...............................        269,740                  6.46%
L. Joseph Artime...............................        164,043                  4.02%
K. Pramod Reddy  ..............................        150,000                  3.68 %
Peyton H. Park ................................        133,333                  3.27%
Ronald Roswell, Sr. ...........................         50,000                  1.23%
Ernest W. Purcell(4)...........................         15,416                   *
Leigh S. Zoloto(5).............................           5,809                  *

All officers and
  Directors as a group
  (11) persons.................................       2,164,286               52.25%

 *    Less than 1.0%

(1) A person is deemed to be the beneficial owner of Common Stock that can be acquired by such person within 60 days upon the exercise of options and convertible securities.

      Each beneficial owner's percentage ownership is determined by assuming that options and convertible securities held by such person (but not those held by any other person) and which are exercisable within 60 days have been exercised. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(2) Includes 71,429 shares into which $150,000 principal amount of Convertible Promissory Notes owned by him are convertible and 3,333 shares subject to options. Does not include 28,334 shares subject to options not exercisable within 60 days.

(3) Includes 13,333 shares into which $50,000 principal amount of Convertible Promissory Notes and 71,429 shares into which $150,000 principal amount of Convertible Promissory Notes owned by him are convertible, (142,858 shares into which $300,000 principal amount of Convertible Promissory Notes are owned by Northern Federal Minerals LLC, 50% of the outstanding interests of which are owned by Mr. Arena) and 11,667 shares subject to options. Does not include 66,667 shares subject to options not exercisable within 60 days.

(4) Includes 3,333 shares subject to options. Does not include 13,333 shares subject to options not exercisable within 60 days.

(5) Includes 3,333 shares subject to options. Does not include 40,000 shares subject to option snot exercisable within 60 days.


ITEM 5.        DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

        The following sets forth information regarding the Company's directors and executive officers and certain of its significant employees:

             Name                Age                            Position
             ----                ---                            --------
Paul R. Arena                     41    Chairman of the Board, President, Chief Executive
                                        Officer and director

William Boynes, Jr.               32    Vice President - Consulting Services and Chief
                                        Operating Officer and director

K. Pramod Reddy                   28    Vice President - Technology, Chief Technical Officer
                                        and director

Ronald Roswell, Jr.               38    Vice President - Sales and director

Michael D. Griffith               38    Vice President - Sales

L. Joseph Artime                  45    Vice President - Business Alliances

Peyton H. Park                    38    Vice President - Internet Operations

Ronald Roswell, Sr.               60    Vice President - Business Development

Leigh S. Zoloto                   45    Chief Financial Officer, Secretary and Treasurer

Ernest W. Purcell                 46    Director

        Paul R. Arena has been Chairman of the Board and Chief Executive Officer of AIM since March 27, 1997. He served as President of AIM from March 27, 1997 through July 31, 1999 and resumed service in that capacity on October 31, 1999. He previously served as Vice President-Business development of the Company from September 1995 to August 1996 and from May 1991 to August 1995 held the positions he has presently, with the exception of President from May 1995 to August 1996. He has been a director of the Company since 1994. Prior thereto, he held the positions he has presently with one of the Company's subsidiaries since May of 1991. From June of 1990 to August of 1991, Mr. Arena was a financial business consultant. From February of 1988 to January of 1990, he was a Senior Vice President and partner of Gulfstream Financial Associates, a subsidiary of the Kemper Group.

        William Boynes, Jr. has been a director and the Vice President - Consulting Services and Chief Operating Officer of the Company since the Company's acquisition of CSS on November 15, 1999. Previously, he had served as the Chief Operating Officer and a founder of CSS that began operations in January 1996. Mr. Boynes was formerly a Regional Consulting Manager for Platinum Software Corporation from August 1993 to December 1995. From May 1986 to July 1993 he was a business systems consulting manager for Arthur Anderson & Co.

        K. Pramod Reddy has served as director, Chief Technology Officer, and Vice President Technology of the Company since August 1999. He had previously served as the President of The Reddy Group, Inc. and Cereus Bandwidth from June 1997 until such affiliated companies were acquired by AIM on July 30, 1999. From February 1993 to August 1996, Mr. Reddy was a Project Engineer and Manager for LawGibb Group (formerly Law Companies).

        Ronald Roswell Jr., CPA has been the Vice President - Sales of the Company since August 1999 and was formerly President and founder of ESG, which was formed in February 1996. In May 1993, Mr. Roswell formed Accounting Systems Consultants, Inc., which was the predecessor company to ESG. Prior thereto, Mr. Roswell was a controller for L'Angel Products, Inc. from July 1991 to May 1993 and he was an audit and tax specialist for Arthur Andersen & CO. from May 1985 to May 1991. He is a Certified Public Accountant and a Microsoft Certified Professional.

        Michael D. Griffith has been the Vice President - Sales of the Company since its acquisition of CSS on November 15, 1999. Previously, he had served as the President and one of the founders of CSS, which began operations in January 1996. Prior thereto, he was the Eastern Region Channel Business Manager for Platinum Software Corporation from January 1995 until January 1996. From February 1994 until January 1995 he served as Product Director and was responsible for all reseller product initiatives for Collier Consulting, Inc.

        L. Joseph Artime has been the Vice President - Business Alliances of the Company since November 15, 1999. Previously, he had served as the Vice President
- Latin American Business Development and a partner of CSS since September 1996. Prior thereto, Mr. Artime was an account executive for Dun & Bradstreet software from May 1995 to June 1996 and before that held several positions during his tenure with ADP, Inc. which included: Director National Accounts from June 1993 to April 1995; Major Accounts Sales Executive from July 1989 to June 1993; National Accounts Manager from July 1988 to June 1989; Regional Sales Executive from July 1987 to June 1988 and; District Manager from July 1985 to June 1987. Mr. Artime was a Key Account Representative for Motorola from June 1981 to May 1985.

        Peyton H. Park, P.E. has served as Vice President - Internet Operations of the Company since August 1999. He previously held a similar position within Cereus Bandwidth where he was also a major owner since June 1997. Mr. Park was formerly a Senior Engineer and Project Manager with Law Engineering from September 1986 to June 1997. The Atlanta Business Chronicle named Cereus Bandwidth as one of the top 15 ISPs in Atlanta in 1997 and 1998. Currently, Mr. Park has established a firm expertise in the latest Internet technologies including transport, applications, security, management and electronic commerce. Mr. Park is a Professional Engineer-Industrial Engineering and graduated with a Bachelors of Science degree of Industrial Engineering form North Carolina State University in 1986. In addition, Mr. Park is Certified Senior Engineer, a Certified Project Manager, a Construction Technologist certified by the Construction Specifications Institute and he is a specialist in many computer operating systems and languages.

        Ronald Roswell Sr., CPA has been the Vice President - Business Development of the Company since August 1999. Since 1986, Mr. Roswell has been the President and owner of Shenhill Enterprises, a financial consulting firm. From 1978 to 1986, Mr. Roswell was the President and owner of BTU Insulation Co. and from 1969-1978 he held the positions of Vice President, Treasurer and General Manager of Cox Enterprises, Inc. where he established on-line-time-sharing computer systems for production and business applications for newspapers and was responsible for mergers and acquisitions. Prior thereto, he was a Senior Accountant at the accounting firm of Haskins and Sells from 1961 to 1969 and was a specialist in MIS systems and banking audits. He is a Certified Public Accountant and is either a past or present director of several organizations including Flagship Banks, Palm Beach County Golf Association, Alcohol and Drug Abuse Council of Palm Beach County and Cox Pension Plans.

        Leigh S. Zoloto has been Chief Financial Officer, Secretary and Treasurer of the Company since June 1996. Prior thereto, he was the Controller and Director of Information Systems for a subsidiary of Westinghouse Electric Corporation from November 1988 to May 1996. From August 1986 to July of 1988 he was a Financial Systems Consultant for Cullinet Software, Inc. Previously, he was the Regional Controller from September 1981 to March of 1986 for National Medical Care, Inc., which was a subsidiary of W.R. Grace & Co.

        Ernest W. Purcell has been a Vice President for the investment banking firm of Houlihan, Lokey, Howard & Zukin since February 1997. Previously, he was a Vice President and Senior Associate with Valuemetrics, Inc. from October 1989 to January 1997. From May 1987 to August of 1989, Mr. Purcell was a Vice President/Partner of Southern Freightways, Inc. He has been a director of the Company since March 27, 1997.

ITEM 6.        EXECUTIVE COMPENSATION.

               The following table sets forth information concerning the compensation paid or awarded to current executive officers of the Company during each of the years ended December 31, 1996, 1997 and 1998.

                                    Annual Compensation                    Long Term Compensation
                             ----------------------------------
                                                                        Awards                 Payouts
                                                                ------------------------ ---------------------
                                                                            Securities
                                                     Other      Restricted  Underlying                All
                                                     Annual       Stock      Options/     LTIP       Other
                               Salary     Bonus   Compensation   Award(s)      SARs      Payouts  Compensation
Name and               Year      ($)       ($)        ($)          ($)          (#)        ($)        ($)
Principal Position     (b)       (c)       (d)        (e)          (f)          (g)        (h)        (i)
------------------     ---       ---       ---        ---          ---          ---        ---        ---
Paul R. Arena          1998   $110,000    $8,000            $0     None         N/A       None       None
Chairman, CEO &        1997    $97,200      $0              $0     None         N/A       None       None
President(1)           1996    $96,000      $0              $0     None         N/A       None       None

Leigh S. Zoloto        1998    $80,130    $6,250            $0     None         N/A       None       None
Chief Financial        1997    $75,250      $0              $0     None         N/A       None       None
Officer                1996    $68,000      $0              $0     None         N/A       None       None

(1) Mr. Arena was appointed Chairman, CEO and President on March 27, 1997. He previously served as Vice President-Business Development from September 1995 to August 1996. From

        May 1991 to August 1995 he held the positions he has presently, with the exception of President from May 1995 to August 1995.

        The following Options Grants Table sets forth, for each of the named executive officers, information regarding individual grants of options granted in 1998 and their potential realizable value. Information regarding individual option grants includes the number of options granted, the percentage of total grants to employees represented by each grant, the per-share exercise price and the expiration date.

                               OPTION GRANTS TABLE
                               (INDIVIDUAL GRANTS)

                                                   % of Total Options
                          Number of Shares       Granted to Directors,       Exercise
                         Underlying Options      Officers, Employees in       Price      Expiration
        Name                Granted (#)(1)           Fiscal Year(2)          ($/SH)(3)      Date
        ----                --------------           --------------          ---------      ----
Paul R. Arena                  30,000                     31.25%               3.00       12/27/08
Leigh S. Zoloto                15,000                     15.62%               3.00       12/27/08

----------------

1 The options are non-qualified stock options granted on December 28, 1998 under the Company's 1997 Stock Option Plan that become exercisable cumulatively as to 25%, 50%, 75% and 100% after the first, second, third and fourth anniversaries, respectively, after the date of grant.

2 Based on options for a total of 96,000 shares granted to all directors, officers and employees.

3 The exercise price is equal to the fair market value on the date of grant of the option.

EXERCISE OF WARRANTS AND OPTIONS

        During September, 1998, Leigh Zoloto exercised an option to purchase 3,333 shares of Common Stock at an exercise price of $0.90 per share. Under the terms of the options, a portion of the exercised shares were used to pay for the options exercised. Under these terms, 857 shares at a market value of $3.50 per share were used to purchase the shares resulting in 2,476 shares being issued.

DIRECTORS

        Directors are not compensated for their services as directors; however, they are reimbursed for all reasonable expenses incurred in connection therewith.

KEY MAN INSURANCE

        During January 1999, a 10 year level term life insurance policy was issued by The Travelers Companies in the amount of $1,000,000 on the life of the Company's Chief Executive Officer.

This policy is paid yearly at the option of the Company and inures 75% to the benefit of the Company and 25% to the insured's estate. The Company intends to maintain similar insurance policies on many of the key management individuals.

1997 STOCK OPTION PLAN

        In September 1997, the Company's shareholders approved the adoption of the Company's 1997 Stock Option Plan (the "Plan"), which is administered by the Company's Board of Directors, and authorized a total of 250,000 shares of Common Stock for issuance thereunder. The purpose of the Plan is to enable the Company to attract and retain competent personnel by offering them the opportunity to acquire a proprietary interest in the Company. As of November 30, 1999, options for a total of 464,335 shares of Common Stock, exercisable at prices ranging from $0.90 to $4.75 per share and held by a total of 19 optionees, were outstanding under the Plan. On November 30, 1999, stockholders of the Company approved an increase in the number of shares of Common Stock authorized for issuance under the Plan from 250,000 to 3,000,000 shares.

NON-QUALIFIED STOCK OPTIONS

        As of November 30, 1999, the Company had non-qualified options for a total of 366,238 shares of Common Stock, exercisable at prices ranging from $2.50 to $4.75 per share held by a total of 15 optionees. Non-qualified options for a total of 73,667 shares of Common Stock, exercisable at $4.00 per share with one individual are scheduled to be issued in connection with a finders fee arrangement for several acquisitions the Company has engaged during 1999.

ITEM 7.        CERTAIN RELATIONSHIPS AND RELATED
               TRANSACTIONS.

        On March 3, 1999, the Company issued a Promissory Note in the amount of $100,000 to Dr. Audrey L. Braswell, a director of the Company. The loan was ratified by the Board on March 26, 1999 and consisted of an unsecured note with the principal balance and interest due on May 15, 1999 in the amount of $106,000. The loan was repaid during the second quarter of the year.

        During the second quarter of 1999, each of the three holders of the Company's 10% Convertible Promissory Notes exercised an option to convert a portion of their notes into Common Stock at a conversion price of $2.10 per share. On May 18, 1999, Northern Federal Minerals LLC converted $150,000 principal amount of its note into Common Stock resulting in the issuance by the Company of 71,429 shares and a reduction in the principal amount of the Note from $450,000 to $300,000. On June 21, 1989 Mr. Bernard

Kossar converted $150,000 principal amount of his note into Common Stock resulting in the issuance by the Company of 71,429 shares and a reduction in the principal amount of the note from $300,000 to $150,000. On June 22, 1989, Dr. Audrey L. Braswell, a director of the Company, converted $150,000 principal amount of his note into Common Stock resulting in the issuance by the Company of 71,429 shares and a reduction in the principal amount of his note from $300,000 to $150,000. The cumulative effect of these transactions was to reduce the principal amount of the outstanding Series A Convertible Promissory Notes from $1,050,000 to $600,000.

        On July 30, 1999, the Company acquired all the outstanding capital stock of ESG for a total purchase price of $1,950,000, consisting of $550,000 in cash, a promissory note in the principal amount of $250,000 which bears interest at 3% per annum and 383,333 shares of Common Stock based on a $3.00 per share price, with 191,666 of those shares being held in escrow and scheduled to be distributed to the extent of 50% on July 30, 2000 and 50% on July 30, 2001. Ronald Roswell, Jr. was the President, founder and a principal stockholder of ESG. He now serves as director and Vice President - Sales of AIM.

        On July 30, 1999, the Company acquired all the outstanding capital stock of Cereus Bandwidth. The total purchase price was $2,000,000, consisting of $1,000,000 in cash and the issuance of 333,333 shares of Common Stock based on a $3.00 per share price, with such shares held in escrow and scheduled to be distributed to the extent of 50% on July 30, 2000 and 50% on July 30, 2001. K. Pramod Reddy was the President, founder and a principal stockholder of Cereus Bandwidth. He now serves as director, Chief Technology Officer and Vice President of AIM.

        On November 15, 1999, the Company acquired all the outstanding capital stock of CSS with which it had entered into a definitive agreement on May 5, 1999. The purchase price of $5,175,000 was comprised of (i) $400,000 in cash;
(ii) 983,333 shares of common stock of the Company; (iii) promissory notes in the amount of $1,325,000 bearing interest at 8% per annum, $1,149,000 of which are due in six months and $176,000 of which are due in four months; and (iv) promissory notes in the amount of $500,000 bearing interest at 3% per annum and payable 50% in 12 months and the remaining balance in 24 months. Michael Griffith, William Boynes, Jr. and L. Joseph Artime were the President, Chief Operating Officer and Vice President, respectively, of CSS and were the principal shareholders of CSS. Messrs. Griffith, Boynes and Artime are now the Vice President - Sales, Vice President - Consulting Services and Vice President
- Business Alliances, respectively, of the Company.

ITEM 8.        DESCRIPTION OF SECURITIES.

COMMON STOCK

        The Company's authorized capital consists of 50,000,000 shares of Common Stock, par value $0.01 per share. The Company has reserved 3,000,000 shares of Common Stock for issuance upon the exercise of options granted or to be granted pursuant to the Company's 1997 Stock Option Plan (which includes 464,335 shares of Common Stock issuable upon the exercise of stock options outstanding on November 30, 1999), 255,714 shares of Common Stock issuable upon conversion of the $600,000 principal amount of outstanding 10% Convertible Promissory Notes, 200,000 shares of Common Stock issuable upon conversion of the $750,000 principal amount of outstanding 15% Subordinated Convertible Notes and 199,905 shares issuable upon the exercise of outstanding warrants.

        Holders of Common Stock are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election of directors. All shares of Common Stock are equal to each other with respect to liquidation and dividend rights. Holders of Common Stock are entitled to receive dividends if and when declared by the Company's Board of Directors out of funds legally available therefor under Delaware law. In the event of the liquidation of the Company, all assets available for distribution to the holders of the Common Stock are distributable among them according to their respective holdings. Holders of Common Stock have no preemptive rights to purchase any additional, unissued shares of Common Stock. All of the outstanding shares of Common Stock of the Company are, and those to be issued pursuant to this offering will be, fully paid and nonassessable.

PREFERRED STOCK

        The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by shareholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions. The ability of the Board of Directors to issue preferred stock could also be used as a means for resisting a change of control of the Company, and therefore can be considered an "anti-takeover" device. The future issuance of additional shares of preferred stock could adversely affect the rights of the holders of the Common Stock and therefore, reduce the value of the Common Stock.

10% CONVERTIBLE PROMISSORY NOTES

        The Company has outstanding $600,000 principal amount of 10% Convertible Promissory Notes (the "Convertible Promissory Notes"). The Convertible Promissory Notes, which are held by three holders and are unsecured, bear interest at a rate of 10% per year, mature on December 31, 1999 and are convertible at a price of $2.10 per share. Pursuant to the Convertible Promissory Notes, as amended on November 13 1998, the Noteholders will be required to convert their Convertible Promissory Notes if (i) the Company completes the sale of $2,000,000 in an offering, (ii) the Company's Common Stock on the predominant market for the stock averages in excess of $4.50 per share for a 90-day period, and (iii) the Company's Common Stock on the predominant market for the Company's stock maintains an average trading volume of 6,000 shares for the same 90-day period.

15% SUBORDINATED CONVERTIBLE NOTES

        In late October and November 1999, the Company issued a total of $750,000 principal amount of 15% Subordinated Convertible Notes which mature one year from issuance (the "Convertible Notes"). The Convertible Notes which are held by 10 holders, bear annual interest of 15% and are convertible into shares of the Company's common stock at a price of $3.75 per share, subject to adjustment for any stock split, reverse stock split, stock dividend or similar transactions, including weighted average adjustments for future issuances of equity or securities convertible into equity at a price per share which is lower than the original conversion price. The Convertible Notes automatically convert in the event the Company's common stock trades above $6.25 for any 20 consecutive trading days in the future. Purchasers of Convertible Notes also received from the Company warrants the "Warrants") to purchase a number of shares of common stock equal to either (i) 0.5 times the number of shares into which their Notes are convertible if the Notes are repaid or converted within 30 days of purchase of such Notes, (ii) 1.0 times the number of shares into which their Notes are convertible if such Notes are repaid or converted between 30 and 90 days after the purchase of such Notes and (iii) 1.5 times the number of shares to which their Notes are convertible if such Notes are repaid or converted subsequent to 90 days after purchase of such Notes. The Warrants are exercisable for a period of three years following purchase of the Convertible Notes at an exercise price of $4.00 per share. The Convertible Notes, which are secured by 1,100 shares of preferred stock of Netsurfer, Inc. owned by the Company, are pre-payable by the Company at any time without penalty. Holders of common stock issuable upon conversion of the Convertible Notes will be entitled to certain "piggy back" registration rights with respect to registered public offerings by the Company in the future.

                                     PART II

ITEM 1.        MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
               COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

        The Company's Common Stock is quoted on the United States Over-the-Counter Bulletin Board (the "Bulletin Board") operated by the National Association of Securities Dealers under the trading symbol "CEUS." The Common Stock was listed on the Vancouver Stock Exchange ("VSE"), from April 1, 1995 to April 23, 1999. On April 7, 1999, the Company requested a voluntary delisting of the Common Stock from the VSE following the inclusion of the Common Stock on March 22, 1999 for quotation on the United States Over-the-Counter NASDAQ Bulletin Board under the trading symbol "AIGU." The Bulletin Board trading symbol was changed to "CEUS" on December 7, 1999.

        The following table sets forth, for the periods indicated, the high and low sales prices per share of the Common Stock as reported on the VSE prior to April 1, 1999, and thereafter the high and low sales price quotations on the Bulletin Board as adjusted to reflect the reverse one-for-three stock split effected on August 21, 1998:

1997                                                                  HIGH        LOW
----
First Quarter.....................................................    $1.74       $.69
Second Quarter....................................................      .90        .30
Third Quarter.....................................................      .84        .69
Fourth Quarter....................................................     1.05        .45

1998
----
First Quarter.....................................................    $2.75       $.90
Second Quarter....................................................     3.25       1.95
Third Quarter ....................................................     4.00       3.00
Fourth Quarter....................................................     3.50       2.50

1999
----
First Quarter.....................................................    $5.00       $2.95
Second Quarter....................................................     7.00        3.25
Third Quarter.....................................................     5.50        4.00
Fourth Quarter (through November 30, 1999)........................     5.37        3.25

        As of October 20, 1999, there were approximately 460 holders of record of the Company's Common Stock. The Company has never declared or paid dividends on its Common Stock and does not plan to do so in the foreseeable future.

ITEM 2         LEGAL PROCEEDINGS.

     Not applicable

ITEM 3         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

        By letter dated June 23, 1998, the accounting firm of M.A.Cabrera & Company, P.A. ("Cabrera") advised AIM Group, Inc. (the "Company") that Cabrera decided to stop servicing public companies. Cabrera informed the Company that a combination of factors lead it to that decision, including its limited professional resources, the increased risk exposure and higher insurance costs. By letter dated June 24, 1998, to the Company, Cabrera confirmed that the client-auditor relationship between the Company and Cabrera had ceased.

        Cabrera's independent auditor's report, dated March 13, 1998, included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997, stated that:

           "The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Notes A and B to the financial statements, the Company has incurred continuing losses from operations, has insufficient cash flow from operations, has substantial non-earning assets and is dependent on very few customers. These items raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also discussed in Notes A and B. The financial statements do not include any adjustments that might result from the outcome of these uncertainties."

Cabrera's independent auditor's report, dated March 14, 1997, included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, contained language substantially similar to that set forth above.

        During the years ended December 31, 1996 and 1997 and the subsequent interim period ended June 24, 1998, there were no disagreements between the Company and Cabrera on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Cabrera, would have caused it to make reference to the subject matter of disagreement in connection with its report.

        Effective September 17, 1998, the Company engaged Moore Stephens Frost, PLC ("MSF") as the Company's new independent accounting firm. The Company's Board of Directors approved the engagement on September 16, 1998. The Company did not consult with MSF regarding any of the matters referred to in paragraphs (a)(2)(i) or (ii) of Item 304 of Regulation S-B.

        On December 10, 1999, MSF resigned as the Company's independent accounting firm. MSF's independent auditor's report, dated February 19, 1999, included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. The Company has had no disagreements with MSF on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to MSF's satisfaction, would have caused it to make a reference to the subject matter of the disagreement in connection with its report.

        The Company presently is interviewing accounting firms with a view toward the engagement of a new independent accounting firm prior to the end of 1999.

ITEM 4         RECENT SALES OF UNREGISTERED SECURITIES.

        The following sets forth information relating to sales of securities by the Company without registration under the Securities Act of 1933 (the "1933 Act") within the past three years:

                              Title of            Amount of      Total
                             Securities          Securities      Sales            Nature of
 Date or Period                 Sold                Sold         Price           Transaction
 --------------                 ----                ----         -----           -----------
 December 1997            Common Stock             23,809
                                                   shares       $25,000     Private sale(1)


 September 1998           Common Stock              3,333                        Exercise of
                                                   shares        $3,000         stock option(1)


 December 30, 1998        Series A Convertible     150,000      $375,000        Private sale(1)
                          Preferred Stock          shares

 March 3, 1999            Promissory Note         $100,000      $100,000         Borrowing(1)


 Quarter ended            Common Stock             214,287      $450,027       Conversion of
 June 30, 1999                                     shares                      10% Convertible
                                                                            Promissory Notes(2)


 July 30, 1999            Common Stock             624,750     $2,499,000       Private sale(1)
 through September 15,                             shares
 1999

 October 29 through       15% Subordinated        $750,000      $750,000        Private sale(1)
 November 30, 1999        Convertible Notes

-----------------

1 The above sales of securities were effected in reliance upon the exemption from registration for private offerings of securities provided by Section 4(2) of the 1933 Act and/or Rule 506 of Regulation D thereunder.

2 The above sale of securities was effected in connection with the conversion of other securities issued by the Company in reliance upon the exemption from registration for exchanges of securities provided by
      Section 3(a)(9) of the 1933 Act.

        All of the above sales of securities were effected directly by the Company without the use of any broker, agent or underwriter, except that the firm of Dunwoody Brokerage Services, Inc. served as the non-exclusive private placement agent in connection with the Company's above-listed private sales of common stock from July 30, 1999 through September 15, 1999. That firm received an 8% selling commission and 2% non-accountable expense allowance for sales effected by the placement agent.

ITEM 5         INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Company is a Delaware corporation. In its Certificate of Incorporation, the Company has adopted the provisions of Section 102(b)(7) of the Delaware General Corporation Law (the "Delaware Law"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director will personally receive a benefit in money, property or services to which the director is not legally entitled.

        The Company has also adopted indemnification provisions pursuant to
Section 145 of the Delaware Law, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person was an officer, director, employee or agent of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers or directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against expenses (including attorney's fees) that such officer or director actually and reasonably incurred.

        The Company also maintains a directors' and officers' liability insurance policy cumulatively providing a maximum of $3,000,000 of aggregate coverage during each of the next three years.

                                    PART F/S

        Pursuant to Rule 12b-23 under the Securities Exchange Act of 1934, the Company incorporates by reference in this report (i) the audited balance sheet of the Company dated December 31, 1998 and the audited statements of income, cash flows and changes in stockholders' equity of the Company for the years ended December 31, 1997 and 1998, contained in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998; (ii) the unaudited interim financial statements of the Company for the nine months ended September 30, 1999, contained in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999; and (iii) the audited financial statements of Enterprise Solutions Group, Inc. ("ESG") for the years ended December 31, 1997 and 1998 and the unaudited interim financial statements of ESG for the six months ended June 30, 1999; (iv) the audited balance sheet of The Reddy Group, Inc. ("Reddy") dated December 31, 1998 the audited statements of income and retained earnings and cash flows of Reddy for the years ended December 31, 1997 and 1998, and the unaudited interim financial statements of Reddy for the six months ended June 30, 1999; and (v) the pro forma financial information contained in Amendment No. 1 to the Company's Current Report on Form 8-K filed on October 11, 1999.

                                             PART III

ITEM 1         INDEX TO EXHIBITS.

Exhibit No.                                    Document
-----------                                    --------
3(a)                 Certificate of Incorporation of the Registrant.
                         (Incorporated herein by reference to Exhibit 3(a) to the
                         Registrant's Registration Statement on Form S-4 ( File
                         No. 33-82468 )

3(b)                 Certificate of Amendment to Certificate of Incorporation of
                         the Registrant.  (Incorporated herein by reference to
                         Exhibit 3(b) to the Registrant's Registration Statement
                         on Form S-4 (File No. 33-82468 ).)

3(c)                 Certificate of Amendment to Certificate of Incorporation of
                         the Registrant.  (Incorporated herein by reference to
                         Exhibit 3(c) to the Registrant's Annual Report on Form
                         10-KSB for the year ended December 31, 1997.)

3(d)                 Certificate of Amendment to Certificate of Incorporation of
                         the Registrant.  (Incorporated herein by reference to
                         Exhibit 3 to the Registrant's Quarterly Report on Form
                         10-QSB for the quarter ended September 30, 1998.)

3(e)                 Certificate of Amendment to Certificate of Incorporation of
                         the Registrant. (Incorporated herein by reference to
                         Exhibit 3 to the Registrant's Form 8-K dated November
                         30, 1999.)

3(f)                 By-Laws of the Registrant.  (Incorporated herein by reference to Exhibit 3(c) to the Registrant's Registration Statement
                         on Form S-4 ( File No. 33-82468 ).)

4(a)                 Form of the Registrant's Warrant Certificate (Incorporated
                         herein by reference to Exhibit 4(b) to the Registrant's
                         Registration Statement on Form S-4 (File No.3382468).)

4(b)                 Form of the Registrant's Option Certificate. (Incorporated
                         herein by reference to Exhibit 4(c) to the Registrant's
                         Registration Statement on

                         Form S-4 ( File No. 33-82468 ).)

4(c)                 Certificate of Designation, Preferences and Rights of
                         Preferred Stock relating to the Registrant's Series A
                         Convertible Preferred Stock.  (Incorporated by reference
                         to Exhibit 4 to the Registrant's Current Report on Form
                         8-K filed on January 5, 1999.)

10(a)                Agreement and Plan of Merger dated as of August 3, 1994, by and among Heatshield, AIM, AIM Group, Inc., Merger Sub-H
                         and L. P. (Incorporated herein by reference to Exhibit 2
                         to the Registrant's Registration Statement on Form S-4
                         (File No. 33-82468 ).)

10(b)                Amendment No. 1 dated as of November 14, 1994, to the
                         Agreement and Plan of Merger dated as of August 3, 1994 by and among Heatshield, AIM, AIM Group, Inc., Heatshield
                         Acquisition and Heatshield Funding Group.  (Incorporated
                         herein by reference to Exhibit 2(b) to the Registrant's
                         Registration Statement on Form S-4  (File No. 33-82468).)

10(c)                Amendment No. 2 dated as of November 30, 1994, to the
                         Agreement and Plan of Merger dated as of August 3, 1994 by and among Heatshield, AIM, AIM Group, Inc., Heatshield
                         Acquisition and Heatshield Funding Group.  (Incorporated
                         herein by reference to Exhibit 2(c) to the Registrant's
                         Registration Statement on Form S-4 (File No. 33-82468).)

10(d)                AIM Group, Inc. 1994 Stock Option Plan.  (Incorporated herein reference to Exhibit 4(a) to the Registrant's Registration
                         Statement on Form S-4 (File No. 33-82468).)

10(e)                Kaolinite Mining Lease and Agreement, dated March 1, 1984, between Eterna-Tec Corp. as lessee and New Mexico and
                         Arizona Land Company as Lessor.  (Incorporated herein by
                         reference to Exhibit 10(a) to the Registrant's
                         Registration Statement on Form S-4 (File No. 33-82468).)

10(f)                Assignment Agreement, dated October 26, 1989, by and
                         between Eterna-Tec Corp.

                         and the Registrant pursuant to which Eterna-Tec assigned to the Registrant the Kaolinite Lease.
                         (Incorporated herein by reference to Exhibit 10(b) to the Registrant's Registration Statement on Form S-4
                         10(f) (File No. 33-82468).)

10(g)                Lease Agreement, dated October 17, 1994, by and between
                         Merrick Venture Capital, Inc. and AIM Group, Inc.
                         (Incorporated herein by reference to Exhibit 10(pp) to the
                         Registrant's Registration Statement on Form S-4.  (File
                         No. 33-82468).)

10(h)                Form of Series A Convertible Promissory Note, as issued by AIM
                         Group, Inc. on November 13, 1995, December 20, 1995 and
                         February 2, 1996. (Incorporated herein by reference to
                         Exhibit 10(e) of the Registrant's Form 10-KSB for the year ended December 31, 1996.)

10(i)                Form of letter agreement amending Series A Convertible
                         Promissory Note, as entered into by AIM Group, Inc. and
                         each of the holders of the Series A Convertible
                         Promissory Notes on April 10,1997. (Incorporated herein
                         by reference to Exhibit 10(f) of the Registrant's Form
                         10-KSB for the year ended December 31, 1996.)

10(j)                Form of letter agreement amending Series A Convertible
                         Promissory Note, as entered into by AIM Group, Inc. and
                         each of the holders of the Series A Convertible
                         Promissory Notes on April 10,1997. (Incorporated herein
                         by reference to Exhibit 10(g) to the Registrant's
                         Annual Report on Form 10-KSB for the year ended
                         December 31, 1997.)

10(k)                1997 Stock Option Plan of the Registrant, as amended on
                         November 30, 1999.  (Filed herewith.)

10(l)                Form of letter agreement amending Series A Convertible
                         Promissory Note, as entered into by the Registrant with
                         each of the holders of the Series A Convertible
                         Promissory Notes on March 24, 1998. (Incorporated
                         herein by reference to Exhibit 10(e) to the
                         Registrant's Annual Report on Form 10-KSB for the year
                         ended

                         December 31, 1998.)

10(m)                Form of letter agreement amending Series A Convertible
                         Promissory Note, as entered into by the Registrant with
                         each of the holders of the Series A Convertible
                         Promissory Notes on November 13, 1998. (Incorporated
                         herein by reference to Exhibit 10(m) to the
                         Registrant's Annual Report on Form 10-KSB for the year
                         ended December 31,
                         1998.)

10(n)                Promissory Note for $150,000 owed by United Minerals
                         Corporation to Audrey  L. Braswell.  (Incorporated herein
                         by reference to Exhibit 10(n) to the Registrant's Annual
                         Report on Form 10-KSB for the year ended December 31,
                         1998.)

10(o)                Employment Agreement, effective February 15, 1999, between AIM
                         Group, Inc. and Theodore L. Lamb.  (Incorporated herein by reference to Exhibit 10(o) to the Registrant's Annual
                         Report on Form 10-KSB for the year ended December 31,
                         1998.)

10(p)                Stock Option Agreement, dated November 24, 1998, between the
                         Registrant and R. Jerry Falkner. (Incorporated herein by
                         reference to Exhibit 10(p) to the Registrant's Annual
                         Report on Form 10-KSB for the year ended December 31,
                         1998.)

10(r)                Agreement and Plan of Merger, dated as of May 3, 1999, by
                         and among the Registrant, AIM Solutions, Inc.,
                         Enterprise Solutions Group, Inc. and Ronald Roswell,
                         Jr.  (Incorporated herein by reference to Exhibit 2A to
                         the Registrant's Current Report on Form 8-K dated July
                         30, 1999.)

10(s)                Agreement and Plan of Merger, dated as of May 5, 1999, by
                         and among the Registrant, AIM Solutions, Inc., Client
                         Server Solutions, Inc., CSS Financial Software Sales,
                         Inc., Michael Griffith, William Boynes, Jr. and L.
                         Joseph Artime.  (Incorporated herein by reference to
                         Exhibit 2A to the Registrant's Current Report on Form
                         8-K

                         dated November 15, 1999.)

10(t)                Amended and Restated Agreement and Plan of Merger, dated as of November 15, 1999, by and among the Registrant, AIM
                         Solutions, Inc., Client Server Solutions, Inc., CSS
                         Financial Software Sales, Inc., Todd Melioris, Chris A.
                         Brecher, Joseph Kozak, Michael Griffith, William Boynes,
                         Jr. and L. Joseph Artime.  (Incorporated herein by
                         reference to Exhibit 2B to the Registrant's Current
                         Report on Form 8-K dated November 15, 1999.)

10(u)                Employment Agreement, effective July 31, 1999, between the
                         Registrant and Paul R. Arena.  (Filed herewith.)

10(v)                Employment Agreement, effective November 15, 1999, between the Registrant and L. Joseph Artime.  (Filed herewith.)

10(w)                Employment Agreement, effective November 15, 1999, between the Registrant and William Boynes, Jr.  (Filed herewith.)

                     Employment Agreement, effective November 15, 1999, between
10(x) the Registrant and Michael D. Griffith. (Filed herewith.)

10(y)                Employment Agreement, effective July 30, 1999, between the
                         Registrant and Peyton H. Park.  (Filed herewith.)

10(z)                Employment Agreement, effective July 30, 1999, between the
                         Registrant and K. Pramond Reddy.  (Filed herewith.)

10(aa)               Employment Agreement, effective July 30, 1999, between the
                         Registrant and Ronald Roswell, Sr.  (Filed herewith.)

10(bb)               Employment Agreement, effective July 30, 1999, between the
                         Registrant and Ronald Roswell, Jr.  (Filed herewith.)

10(cc)               Form of Note Purchase Agreement relating to 15% Convertible
                         Subordinated Notes of the Registrant and related forms
                         of 15% Convertible Subordinated Note and Warrant.
                         (Filed herewith.)

21                   Subsidiaries of the Registrant.  (Filed herewith.)

23(a)                Consent of Moore Stephens Frost, PLC.    (Filed herewith.)

23(b)                Consent of Melamed Handy & Karp, LLP.   (Filed herewith.)

23(c)                Consent of Moore Stephens Tiller LLC.   (Filed herewith.)

ITEM 2         DESCRIPTION OF EXHIBITS.

        The exhibits listed in the above index are either filed herewith or incorporated herein by reference, as indicated above.

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CEREUS TECHNOLOGY PARTNERS, INC.
                                    (Formerly AIM Group, Inc.)





Date:  December 16, 1999            By: /s/ Paul R. Arena
                                       -----------------------------------------
                                        Paul R. Arena
                                        Chairman of the Board, President
                                           and Chief Executive Officer